AGRONIX, INC.
c/o American Union Securities
100 Wall Street, 15th Floor
New York, NY 10005

May 24, 2006

Ryan Milne
Special Counsel
Securities and Exchange Commission
Washington, DC 20549-0305

Re:	Agronix, Inc.
Form 8-K
Filed May 19, 2006
File No. 000-30790

Dear Mr. Milne:

Agronix, Inc. (the “Company”) has received a comment letter from the SEC dated May 22, 2006. As requested in that letter, the Company provides responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Form 8-K/A.

Form 8-K filed May 19, 2006

1.
We note that you disclose that there were no disagreements with your former accountant in connection with the audits of the fiscal years ended December 31, 2005 and 2004. Please amend your filing to disclose whether there were any disagreements with the former accountant during your two most recent fiscal years and any subsequent interim period preceding their dismissal. In the event of disagreement(s) during the period from inception to date of dismissal, provide the specific disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

Item 4.01 amended to state:

During the Company's most recent full fiscal years ended December 31, 2005 and 2004 and subsequent interim period preceding DMCL’s dismissal, there were no disagreements with DMCL on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of DMCL, would have caused them to make reference to the subject matter of such disagreements in connection with their reports; and there were no reportable events, as listed in Item 304(a)(1)(v) of Regulation S-K.

2.	Please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Attached is updated Exhibit 16 from our former accountants stating that they agree with the statements made in revised Form 8-K.

3.	Please revise your file number in your future filings, as applicable, to conform to your file number as identified in EDGAR of 000-30790.

File number revised to 000-30790.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AGRONIX, INC.

By:	/s/ Yingxia Jiao
Yingxia Jiao